UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

American Express Receivables Financing Corporation IV LLC

File No. 333-130508-02 - CF#24251

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American Express Receivables Financing Corporation IV LLC submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-3 filed on March 2, 2006, as amended.

Based on representations by American Express Receivables Financing Corporation IV LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period(s) specified:

Exhibit 4.8   through October 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel